WOODSIDE

10 September 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- *Offshore rig arrival in Mauritania signals start of drilling campaign*, lodged with the Australian Stock Exchange on 10 September 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

dlw 9/20

82-2280

ASX ANNOUNCEMENT
(ASX: WPL)

FRIDAY 10 SEPTEMBER 2004
11:55AM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

OFFSHORE RIG ARRIVAL IN MAURITANIA SIGNALS START OF DRILLING CAMPAIGN

Woodside Mauritania Pty Ltd, a wholly-owned subsidiary of Woodside Petroleum Ltd., expects the *West Navigator* to arrive in offshore Mauritania today. The *West Navigator* is the first of two deep-water drilling rigs that will work in tandem on the 2004-05 drilling program which was previously announced on 5 July 2004.

The *West Navigator* is expected to begin drilling activities on 11 September 2004. The second drill rig to be used in this campaign, the Stena Tay, is expected to arrive around 15 September 2004. The presence of the two rigs allows for "batch drilling" of wells whereby one rig performs the same operation on a number of wells in sequence rather than drilling a single well from top to bottom. The *West Navigator* will drill the "top hole" sections of a number of exploration and appraisal wells. Following completion of the "top holes", the wells will be temporarily suspended before the drilling of the "bottom hole" target sections by the *Stena Tay*. This tandem drilling arrangement utilising the two rigs will achieve increased efficiency during the campaign.

The *West Navigator* will commence "top hole" drilling of the exploration wells Dorade, Capitaine, Tevet and the Tiof-A appraisal well. After completing the batch drilling of the "top holes", the *West Navigator* will move to completely drill the Tiof-3 appraisal well on the Tiof discovery. This well is currently planned to be completed and flow tested.

The *Stena Tay* will commence its drilling activities with a development well on the Chinguetti field in PSC Area B, followed by the "bottom holes" on the wells commenced by the *West Navigator*.

Interests in the three production sharing contract areas that will be drilled are:

Company	PSC A	PSCB	PSC C2
Woodside group companies (operator)	53.846%	53.846%	48%
Hardman group companies	21.3%	21.6%	28.8%
BG group companies	13.084%	11.63%	
Premier group companies		9.231%	
Fusion group companies	4. 615%		
ROC Oil group companies	4.155%	3.693%	3.2%
Energy Africa			20%